UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

For Immediate Release

ASUR 2Q15 PASSENGER TRAFFIC UP 14.27% YOY

México D.F., July 23, 2015, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three- and six-month periods ended June 30, 2015.

2Q15 Highlights1:

•	EBITDA[2] increased by 29.24% to Ps.1,129.26 million
•	Total passenger traffic was up 14.27%
•	Total revenues increased by 58.17%, reflecting increases of 21.21% in aeronautical revenues, 26.52% in non-aeronautical revenues, and 1,058.67% in construction services revenues
•	Commercial revenues per passenger increased by 11.94% to Ps.81.75
•	Operating profit increased by 33.08%
•	EBITDA margin declined to 53.26% from 65.18% in 2Q14

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and six-month periods ended June 30, 2015, and the equivalent three- and six-month periods ended June 30, 2014. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.15.6854.

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 2Q15, Page 1 of 18

Passenger Traffic

Total passenger traffic for 2Q15 increased year-over-year by 14.27%, reflecting increases of 14.17% in domestic passenger traffic and 14.34% in international passenger traffic.

The 14.17% growth in domestic passenger traffic was driven by increases at all of ASUR’s airports. The 14.34% growth in international passenger traffic resulted mainly from an increase of 15.30% in traffic at Cancun airport.

Passenger traffic for 1H15 increased by 13.30%, reflecting increases of 15.26% in domestic passenger traffic and 12.00% in international passenger traffic. The 15.26% growth in domestic passenger traffic in 1H15 was driven by increases at all of ASUR’s airports. The 12.00% growth in international passenger traffic resulted primarily from an increase at Cancun airport.

Table I: Domestic Passengers (in thousands)

Airport	2Q14	2Q15	% Change	1H14	1H15	% Change
Cancún	1,390.5	1,512.9	8.80	2,416.5	2,684.1	11.07
Cozumel	20.7	24.7	19.32	36.1	46.1	27.70
Huatulco	98.2	129.7	32.08	185.7	245.9	32.42
Mérida	318.2	374.6	17.72	620.1	714.1	15.16
Minatitlán	55.8	63.2	13.26	107.9	118.4	9.73
Oaxaca	110.6	139.8	26.40	217.4	272.3	25.25
Tapachula	34.8	60.8	74.71	75.5	114.8	52.05
Veracruz	273.0	299.5	9.71	495.9	563.4	13.61
Villahermosa	251.7	310.1	23.20	483.9	587.9	21.49
TOTAL	2,553.5	2,915.3	14.17	4,639.0	5,347.0	15.26

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	2Q14	2Q15	% Change	1H14	1H15	% Change
Cancún	2,994.4	3,452.4	15.30	6,483.9	7,320.0	12.90
Cozumel	113.6	121.8	7.22	266.0	276.3	3.87
Huatulco	13.5	10.8	(20.00)	75.1	76.0	1.20
Mérida	27.7	28.0	1.08	58.8	57.2	(2.72)
Minatitlán	2.1	2.4	14.29	4.0	4.5	12.50
Oaxaca	13.5	14.4	6.67	29.7	31.7	6.73
Tapachula	2.9	2.9	0.00	6.0	5.6	(6.67)
Veracruz	21.7	20.4	(5.99)	42.2	39.6	(6.16)
Villahermosa	15.8	11.9	(24.68)	30.7	24.9	(18.89)
TOTAL	3,205.2	3,664.9	14.34	6,996.4	7,835.8	12.00

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 2Q15, Page 2 of 18

Table III: Total Passengers (in thousands)

Airport	2Q14	2Q15	% Change	1H14	1H15	% Change
Cancún	4,384.9	4,965.3	13.24	8,900.4	10,004.1	12.40
Cozumel	134.3	146.5	9.08	302.1	322.4	6.72
Huatulco	111.7	140.5	25.78	260.8	321.9	23.43
Mérida	345.9	402.6	16.39	678.9	771.3	13.61
Minatitlán	57.9	65.6	13.30	111.9	122.9	9.83
Oaxaca	124.1	154.2	24.25	247.1	304.0	23.03
Tapachula	37.7	63.7	68.97	81.5	120.4	47.73
Veracruz	294.7	319.9	8.55	538.1	603.0	12.06
Villahermosa	267.5	322.0	20.37	514.6	612.8	19.08
TOTAL	5,758.7	6,580.2	14.27	11,635.4	13,182.8	13.30

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q15

Total revenues for 2Q15 rose year-over-year by 58.17% to Ps.2,120.43 million. This was mainly due to increases of:

•	21.21% in revenues from aeronautical services, mainly as a result of the 14.27% increase in passenger traffic;

•	26.52% in revenues from non-aeronautical services, principally reflecting the 27.81% increase in commercial revenues detailed below.

•	1,058.67% in revenues from construction services that resulted from higher capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 27.81% year-over-year during 2Q15, principally due to a 14.27% increase in total passenger traffic. There were increases in revenues from the following activities:

•	29.51% in retail operations;
•	25.65% in duty free;
•	26.18% in food and beverage;
•	22.00% in car rental revenues;
•	29.35% in other revenue;

ASUR 2Q15, Page 3 of 18

•	36.28% in advertising.
•	28.05% in parking lot fees;
•	32.57% in banking and currency exchange services;
•	23.26% in ground transportation; and
•	24.16% in teleservices.

Retail and Other Commercial Space
Opened since June 30, 2015

Business Name	Type	Opening Date
Cancun
MOBO	Retail	July 2014
Tax Free	Tax Paid	September 2014
Abito	Retail	November 2014
Banamex (4 ATMs)	Banking	November 2014
AY GUEY	Retail	December 2014
Cinco Soles	Retail	December 2014
Kipling	Retail	December 2014
Lacoste	Retail	December 2014
MOBO	Retail	December 2014
Sunglass Hut	Retail	December 2014
Prisonart	Retail	February 2015
Cinco Soles	Retail	February 2015
Banamex (1 ATM)	Banking	February 2015
Merida
El Mestizo	Retail	August 2014
Banamex	Banking	October 2014
Salon VIP	Business Lounge	October 2014
Veracruz
Banamex	Banking	November 2014
Villahermosa
Salon VIP	Business Lounge	October 2014
Banamex	Banking	November 2014
Cozumel
Secure Wrap	Retail	December 2014
Banamex	Banking	December 2014
NLG Services	Business Lounge	December 2014
Oaxaca
Banamex	Banking	December 2014
Alamo	Car Rental	December 2014

ASUR 2Q15, Page 4 of 18

Business Name	Type	Opening Date
Huatulco
Banamex	Banking	October 2014
Minatitlan
Salon VIP	Business Lounge	February 2015

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

Table IV: Commercial Revenues per Passenger for 2Q15

	2Q14	2Q15	% Change
Total Passengers (‘000)	5,803	6,626	14.18
Total Commercial Revenues	423,813	541,689	27.81
Commercial revenues from direct operations (1)	101,285	101,739	0.45
Commercial revenues excluding direct operations	322,528	439,950	36.41

	2Q14	2Q15	% Change
Total Commercial Revenue per Passenger	73.03	81.75	11.94
Commercial revenue from direct operations per passenger (1)	17.45	15.35	(12.03)
Commercial revenue per passenger (excluding direct operations)	55.58	66.40	19.47

Note: For purposes of this table, approximately 44,610 and 45,500 transit and general aviation passengers are included in 2Q14 and 2Q15, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports, as well as the direct sale of advertising space until April 30, 2015, date in which it was concessioned to a third party.

Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the relevant period. During 2Q15, ASUR recognized Ps.524.62 million in revenues from “Construction Services,” a year-on-year increase of 1,058.67% reflecting higher capital expenditures in concessioned assets. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that results from an increase in Construction Revenues does not result in a corresponding increase in EBITDA.

ASUR 2Q15, Page 5 of 18

Total operating costs and expenses for 2Q15 rose 91.10% year-over-year, primarily due to the following increases:

•	1,058.67% in construction costs, reflecting higher levels of capital improvements made to concessioned assets during the period;

•	6.18% in cost of services, mainly due to higher professional and software license fees and maintenance expenses as well as the increase in cost of sales derived from the convenience stores directly operated by ASUR.

•	21.08% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);

•	3.27% in depreciation and amortization, resulting mainly from capitalized investments;

•	29.24% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee); and

•	4.95% in administrative expenses, principally reflecting higher travel, marketing and office lease expenses.

Table V: Operating Costs and Expenses for 2Q15

	2Q14	2Q15	% Change
Cost of Services	270,993	287,745	6.18
Construction Costs	45,278	524,624	1,058.67
Administrative	45,098	47,329	4.95
Technical Assistance	46,036	59,495	29.24
Concession Fees	59,441	71,973	21.08
Depreciation and Amortization	112,721	116,412	3.27
TOTAL	579,567	1,107,578	91.10

Operating margin for the quarter was 47.77% compared with 56.77% in 2Q14, reflecting increases of 91.10% in expenses and 58.17% in revenues.

Comprehensive Financing Gain (Loss) for 2Q15 was a Ps.16.60 million loss, compared to an Ps.11.01 million gain in 2Q14. This was mainly the result of a Ps.30.5 million foreign exchange loss in 2Q15 due to the 2.04% depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position as compared to an appreciation of 0.93% in 2Q14 that resulted in a Ps.7.34 million gain.

ASUR 2Q15, Page 6 of 18

In addition, in 2Q15 ASUR recognized an Ps.11.41 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the stockholders’ equity derived from the depreciation of the peso against the U.S. dollar.

Table VI: Comprehensive Financing Result (Cost)

	2Q14	2Q15	Change	% Change
Interest income	25,018	38,187	13,169	52.64
Interest expenses	(21,349)	(24,293)	(2,944)	13.79
Foreign exchange gain (loss), net	7,343	(30,496)	(37,839)	(515.31)
Total	11,012	(16,602)	(27,614)	(250.76)

Income (Loss) from Equity Investment in Joint Venture

During 2Q15, our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.21.68 million. In addition, ASUR recorded a Ps.11.41 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the shareholders’ equity derived from the depreciation of the peso against the U.S. dollar in 2Q15. In 2Q14, ASUR reported a net gain of Ps.21.89 million from our equity in the income of Aerostar and a Ps.9.07 million loss in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements in connection with the valuation of the shareholders’ equity derived from the appreciation of the peso against the U.S. dollar.

During 2Q15, total passenger traffic at SJU airport increased 0.86% to 2,279,814 from 2,260,472 in 2Q14.

Income Taxes

On January 1, 2014, a comprehensive Income Tax Law reform package entered into effect, repealing the IETU tax and causing the cancellation of deferred IETU. As a result, ASUR completed a financial valuation of its subsidiaries that were subject to this tax and now must recognize a deferred income tax.

Income taxes for 2Q15 increased by Ps.45.81 million year-over-year, principally due to the following factors:

•         A Ps.63.41 million increase in the provision for income taxes, reflecting a higher taxable income base at the Veracruz and Cancun airports.

ASUR 2Q15, Page 7 of 18

•         A Ps.17.60 million decline in deferred income taxes reflecting the recognition of the effects of inflation in the fiscal tax balance.

Net income for 2Q15 increased by 32.11% to Ps.732.90 million from Ps.554.75 million in 2Q14. Earnings per common share for the quarter were Ps.2.4430, or earnings per ADS (EPADS) of US$1.5575 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.8492, or EPADS of US$1.1789 for the same period last year. This principally reflects the 14.27% increase in passenger traffic. During 2Q15, ASUR reported a Ps.21.68 million gain corresponding to its participation in Aerostar, the joint venture to operate SJU airport, compared to a gain of Ps.21.89 million in the same period in 2014.

Table VII: Summary of Consolidated Results for 2Q15

	2Q14	2Q15	% Change
Total Revenues	1,340,630	2,120,427	58.17
Aeronautical Services	811,884	984,123	21.21
Non-Aeronautical Services	483,468	611,680	26.52
Commercial Revenues	423,813	541,689	27.81
Construction Services	45,278	524,624	1,058.67
Operating Profit	761,063	1,012,849	33.08
Operating Margin %	56.77%	47.77%	(15.85%)
EBITDA	873,784	1,129,261	29.24
EBITDA Margin %	65.18%	53.26%	(18.29%)
Net Income	554,746	732,896	32.11
Earnings per Share	1.8492	2.4430	32.11
Earnings per ADS in US$	1.1789	1.5575	32.11

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 15.6854.

Consolidated Results for 1H15

Total revenues for 1H15 increased year-over-year by 43.81% to Ps.3,917.03 million, mainly due to the following increases:

•	19.08% in revenues from aeronautical services as a result of the 13.30% increase in passenger traffic during the period;

•	22.52% in revenues from non-aeronautical services, principally as a result of the 23.26% increase in commercial revenues detailed below; and

•	981.41% in construction services due to higher capital investments made during the period.

ASUR 2Q15, Page 8 of 18

Commercial revenues for 1H15 rose by 23.26% year-over-year, principally as a result of revenue increases in the following areas:

•         25.67% in retail operations;

•         16.42% in duty-free stores;

•         25.48% in food and beverage;

•         20.69% in car rentals;

•	33.84% in other income;
•	25.39% in advertising;

•         24.27% in parking lot fees;

•         23.07% in banking and currency exchange services;

•         24.65% in ground transportation services; and

•         29.22% in teleservices.

Table VIII: Commercial Revenues per Passenger for 1H15

	(1H14	1H15	% Change
Total Passengers *(‘000)	11,729	13,286	13.28
Total Commercial Revenues	885,735	1,091,754	23.26
Commercial revenues from direct operations (1)	209,625	228,647	9.07
Commercial revenues excluding direct operations	676,110	863,107	27.66

	1H14	1H15	% Change
Total Commercial Revenue per Passenger	75.52	82.17	8.82
Commercial revenue from direct operations per passenger (1)	17.87	17.21	(3.69)
Commercial revenue per passenger (excluding direct operations)	57.65	64.96	12.68

* For purposes of this table, approximately 93,500 and 103,000 transit and general aviation passengers are included for 1H14 and 1H15, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports, as well as the direct sale of advertising space until April 30, 2015, date in which it was concessioned to a third party.

Total operating costs and expenses for 1H15 rose by 66.86% year-on-year, primarily due to the following increases:

•	981.41% in construction costs, reflecting higher committed improvements made to concessioned assets during the period;

ASUR 2Q15, Page 9 of 18

•         5.98% in cost of services, principally due to software license and professional fees, higher maintenance and security and office lease expenses. The increase also reflects higher cost of sales derived from the increase in sales at convenience stores directly operated by ASUR;

•	19.92% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee);

•         24.52% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•	2.83% in depreciation and amortization, resulting mainly from higher capitalized investments; and

•         17.31% in administrative expenses, principally lower professional fees in 1H14 resulting from the reversal of the expense provision in connection with the Master Development Plan. Higher marketing expenses in connection with participation at international fairs and office leases also contributed to the increase.

Table IX: Operating Costs and Expenses for 1H15

	1H14	1H15	% Change
Cost of Services	531,132	562,895	5.98
Construction Costs	66,391	717,956	981.41
Administrative	84,135	98,696	17.31
Technical Assistance	96,116	119,682	24.52
Concession Fees	121,179	145,316	19.92
Depreciation and Amortization	225,756	232,137	2.83
TOTAL	1,124,709	1,876,682	66.86

Operating margin was 52.09% in 1H15 compared with 58.71% in 1H14. This was mainly the result of the 66.86% increase in operating expenses which more than offset the 43.81% increase in revenues for the period.

Comprehensive Financing Gain (Loss) for 1H15 was a Ps.35.09 million loss, compared to a Ps.13.51 million gain in 1H14, principally due to a Ps.65.67 million foreign exchange loss in 1H15 resulting from the impact of the 6.40% depreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position. This compares with a Ps.6.94 million foreign exchange gain in 1H14 resulting from the impact of the 0.86% appreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position.

ASUR 2Q15, Page 10 of 18

In addition, ASUR recorded a Ps.105.94 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

Interest income increased by Ps.27.96 million year-on-year reflecting the higher cash balance during the period. Interest expense increased by Ps.3.94 million, reflecting the disbursement of loans secured from BBVA Bancomer and Merrill Lynch in February 2013.

Table X: Comprehensive Financing Gain (Loss)

	1H14	1H15	Change	% Change
Interest income	47,400	75,356	27,955	58.98
Interest expenses	(40,832)	(44,768)	(3,936)	9.64
Foreign exchange gain (loss), net	6,941	(65,674)	(72,615)	(1,046.11)
Total	13,510	(35,086)	(48,596)	(359.70)

Income (Loss) from Equity Investment in Joint Venture.

During 1H15, our equity in the income of Aerostar was a net income of Ps.54.21 million. In addition, ASUR recorded a Ps.105.94 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the 6.40% depreciation of the peso against the U.S. dollar. In 1H14, ASUR reported a net gain of Ps.32.44 million from its equity in the income of Aerostar and a Ps.24.08 million gain in stockholders’ equity in connection with the valuation of the capital stock derived from the appreciation of the peso against the U.S. dollar.

Total passenger traffic at SJU during 1H15 increased 0.90% to 4,459,210 passengers from 4,419,638 during 1H14.

Net income for 1H15 increased by 24.22% to Ps.1,477.16 million. Earnings per common share for the six-month period were Ps.4.9239 and earnings per ADS (EPADS) of US$3.1391 (one ADS represents ten series B common shares). This compares with Ps.3.9637 per share and EPADS of US$2.5270 for 1H14.

Net income for the year benefitted from the 13.30% increase in passenger traffic and reflects the Ps.54.21 million of equity in income corresponding to ASUR’s participation in Aerostar, the joint venture to operate SJU airport, compared to a net gain of Ps.32.44 million in 1H14.

ASUR 2Q15, Page 11 of 18

Table XI: Summary of Consolidated Results for 1H15

	1H14	1H15	Change
Total Revenues	2,723,765	3,917,028	43.81
Aeronautical Services	1,651,106	1,966,171	19.08
Non-Aeronautical Services	1,006,268	1,232,901	22.52
Commercial Revenues	885,735	1,091,754	23.26
Construction Services	66,391	717,956	981.41
Operating Profit	1,599,056	2,040,346	27.60
Operating Margin %	58.71%	52.09%	(11.27%)
EBITDA	1,824,812	2,272,483	24.53
EBITDA Margin %	67.00%	58.02%	(13.40%)
Net Income	1,189,120	1,477,158	24.22
Earnings per Share	3.9637	4.9239	24.22
Earnings per ADS in US$	2.5270	3.1391	24.22

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.15.6854

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1H15 were Ps.2,024.96 million, resulting in an annual average tariff per workload unit of Ps.150.27. ASUR’s regulated revenues accounted for approximately 62.05% of total income for the period.

Balance Sheet

On June 30, 2015, airport concessions represented 69.00% of the Company’s total assets, with current assets representing 15.44% of the Company’s total assets and other assets representing 15.56%.

Cash and cash equivalents on June 30, 2015, were Ps.3,172.23 million, an 11.10% increase from the Ps.2,855.36 million in cash and cash equivalents recorded on December 31, 2014.

Shareholders’ equity at the close of 2Q15 was Ps.18,804.19 million and total liabilities were Ps.5,587.68 million, representing 77.09% and 22.91% of total assets, respectively. Deferred liabilities represented 28.86% of the Company’s total liabilities.

Total bank debt at June 30, 2015 was Ps.3,390.76 million, including Ps.18.40 million in accrued interest and commissions.

ASUR 2Q15, Page 12 of 18

On July 17, 2015, ASUR’s Cancun airport subsidiary agreed to amend and restate the agreement governing its bank loans of US$107.5 million from each of BBVA Bancomer and Bank of America for a total of U.S.$215.0 million. Pursuant to the amended and restated agreement, the loans, which previously matured in 2018, will instead mature in 2022, and will amortize semi-annually from 2018 through 2022, pursuant to an agreed schedule.   In addition, Bank of America and BBVA Bancomer committed to extend additional loans to Cancun airport for US$42.5 million each, for a total of US$85.0 million, which Cancun airport may draw upon until September 2015 and which will amortize on the same schedule as the existing loans.  The loans are denominated in U.S. dollars and charge interest at a rate equal to LIBOR plus 1.85%.  The loans are guaranteed by Grupo Aerportuario del Sureste, S.A.B. de C.V. and were originally used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar.

Capital Expenditures

During 2Q15, ASUR made investments of Ps.389.49 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. During 1H15, capital expenditures totaled Ps.543.13 million.

2Q15 Earnings Conference Call

Day:	Friday, July 24, 2015

Time:	10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number:	1-888-312-9841 (US & Canada) and 1-719-457-2667 (International & Mexico)

Access Code:	3100902

Please dial in 10 minutes before the scheduled start time.

Replay:	Friday, July 24, 2015 at 1:00 PM US ET, ending at midnight US ET on Friday, July 31, 2015. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 3100902

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Deutsche Bank, Grupo Bursatil

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Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) Series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 23, 2015